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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Survival Technology, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   869028100
                          ---------------------------
                                 (CUSIP Number)

               James H. Miller
               President                        Stanley Keller, Esq.
               Brunswick Biomedical Corporation Palmer & Dodge LLP
               2275 Research Blvd.              One Beacon Street
               Rockville, MD 20850              Boston, MA 02108
               (301) 216-2950                   (617) 573-0100
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 11, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     AMENDMENT NO. 1 TO SCHEDULE 13D

           This Amendment No. 1, which is being filed pursuant to Rule 13d-2(a), amends and restates only Items 2, 4 and 7, and the Exhibit Index, of the statement on Schedule 13D initially filed by Brunswick Biomedical Corporation with the Securities and Exchange Commission (the "Commission") on April 25, 1996 (the "Schedule 13D"). The remaining items of the Schedule 13D are not amended hereby. All capitalized terms used in this Amendment No. 1 which are not otherwise defined herein shall have those meanings ascribed to them in the Schedule 13D.

     Item 2.   Identity and Background.

           This statement is being filed by Brunswick Biomedical Corporation ("Brunswick"), a Massachusetts corporation. Brunswick's principal business address and principal office are located at 2275 Research Blvd, Rockville, Maryland 20850. Brunswick's business is the development, manufacture and sale of medical devices. James H. Miller, the President and Chief Executive Officer of Brunswick, is also the President and Chief Executive Officer of the Issuer, which also engages in the medical devices business. See Item 1 above.

           During the last five years, neither Brunswick nor any of Brunswick's other directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Set forth as Exhibit 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Brunswick: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

     Item 4.  Purpose of Transaction.

           The Shares represent approximately 61.1% of the Issuer's outstanding shares of Common Stock, and were purchased by Brunswick for the purpose of acquiring control of the Issuer in order to effect a consolidation of the operations of Brunswick and the Issuer. In this connection, Brunswick has relocated its operations to the Issuer's principal offices in Rockville, Maryland in space subleased from the Issuer. On September 11, 1996, Brunswick and the Issuer executed an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is included in Exhibit 6 attached hereto. Pursuant to the Merger Agreement, Brunswick will merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"), upon approval by the stockholders of Brunswick and the Issuer and satisfaction of certain other conditions to closing.

           Upon consummation of the Merger, each share of Brunswick Common Stock will be converted into the right to receive 2.1 shares of the Issuer's Common Stock and each share of Brunswick Preferred Stock will be converted into the right to receive (i) 2.1 shares of the Issuer's Common Stock and
     (ii) a warrant for 0.4 shares of the Issuer's Common Stock at an
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     exercise price of $11.00 per share exercisable for a period of five years following consummation of the Merger. With the exception of the warrant to purchase 50,000 shares of Brunswick Common Stock held by the Seller, all options and warrants to acquire shares of Brunswick Common Stock outstanding as of the closing of the Merger will be assumed by the Issuer subject to adjustment such that (i) the number of shares of the Issuer's Common Stock subject to each such assumed option or warrant will equal the product of the number of shares of Brunswick Common Stock subject to the original option or warrant and 2.1 and (ii) the per share exercise price of each such assumed option or warrant will equal the quotient obtained by dividing the per share exercise price of the original option or warrant by
     2.1. The warrant to purchase 50,000 shares of Brunswick Common Stock held by the Seller will be assumed by the Issuer subject to adjustment such that
     (i) the number of shares of the Issuer's Common Stock subject to the assumed warrant will equal the product of the number of shares of Brunswick Common Stock subject to the original warrant and 2.5 and (ii) the per share exercise price of the assumed warrant will equal the quotient obtained by dividing the per share exercise price of the original warrant by 2.5. Finally, the warrants to acquire shares of Brunswick Class A Common Stock held by the Senior Lender will be assumed by the Issuer subject to adjustment such that (i) the number of shares of the Issuer's non-voting common stock subject to the assumed warrants will equal the product of the number of shares of Brunswick Class A Common Stock subject to the original warrants and 2.5046 and (ii) the per share exercise price of the assumed warrants will equal (a) in the case of the Series A Warrants, the product of $.10 and 2.5046 and (b) in the case of the Series B Warrants, the quotient obtained by dividing the per share exercise price of the original warrants by 2.5046.

           As a result of the Merger, the Issuer's certificate of incorporation will be amended and restated to provide for, among other things, (i) authority for the directors to authorize the issuance of one or more classes of preferred stock (up to a fixed number of shares), (ii) the requirement that any written consent of the stockholders in lieu of a meeting be unanimous, (iii) elimination of the stockholders' authority to call a special meeting, (iv) three classes of directors, with each class to be elected at successive annual meetings for a three year term, (v) the reservation to the directors of the right to increase the size of the Board of Directors and to fill vacancies, (vi) the requirement of a vote of seventy-five percent of the stockholders to remove the directors for cause and to amend the by-laws and the certificate of incorporation, (vii) additional indemnification protection for the Issuer's directors and officers, (viii) authority for the directors to consider certain constituencies in addition to the long-term and short-term interests of the stockholders (e.g., the social and economic effects of a matter to be considered on the Issuer, its subsidiaries, employees, customers and creditors and on the communities in which the Issuer and its subsidiaries operate or are located) and (ix) a class of non-voting common stock, to be reserved for issuance upon conversion of the warrants held by the Senior Lender. The Issuer's by-laws will also be amended and restated as a result of the Merger to provide procedures for considering stockholder proposals and nominations for directors and otherwise to make the by-laws conform to the certificate of incorporation, as amended and restated. Several of the proposed changes to the Issuer's certificate of incorporation and by-laws will have the effect of impeding the acquisition of control of the issuer by a third person. Copies of the Issuer's certificate of incorporation and by-laws, as proposed to be amended and restated, are included in Exhibit 6 attached hereto.

           In order to obtain the approval of the Issuer's Board of Directors of Brunswick's acquisition of the Shares from the Seller so that the provisions of Section 203 of the Delaware
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     General Corporation Law relating to business combinations would not apply to Brunswick (which approval was obtained on March 15, 1996), Brunswick had made certain undertakings (the "Undertaking") to the Issuer's Board, including the following:

               (i) Until the earlier of the Merger or the expiration of three years, Brunswick will use its best efforts to cause the Issuer to have at least two qualified independent directors (a director shall not be considered independent if he or she (i) is or at any time within ten years prior to the date of determination was a director, officer or employee of, or a consultant, attorney or advisor to, the Issuer (other than persons who served as independent directors of the Issuer prior to the acquisition) or Brunswick or (ii) has a direct or indirect material ownership interest in, or is an officer, director or employee of an organization with a direct or indirect material ownership interest in, Brunswick);

               (ii) During that period, Brunswick and its stockholders will not enter into any agreement, arrangement or transaction with the Issuer (other than proportionately as a stockholder) unless it is approved by a Special Committee of the Issuer's Board of Directors consisting solely of at least two independent directors;

               (iii) For a period of three years, Brunswick and its affiliates will not acquire shares of Common Stock of the Issuer at a price less than the $11.00 price per share paid to the Seller except to the extent otherwise approved by a Special Committee; and

               (iv) For a period of three years, Brunswick will not engage in certain business combination transactions with the Issuer, including a merger, unless the transaction is approved by a Special Committee based on an investment banker fairness opinion.

          The current directors of the Issuer are Messrs. James H. Miller, Robert G. Foster (who are also directors of Brunswick), Bruce M. Dresner,
     E. Andrews Grinstead, III and David L. Lougee. Messrs. Foster, Grinstead and Lougee replaced three of the directors of the Issuer who had served prior to Brunswick's acquisition of the Shares on April 15, 1996. Messrs. Dresner and Grinstead are independent directors of the Issuer for purposes of the foregoing Undertaking. A copy of the Undertaking is included in
     Exhibit 2 hereto.

          Messrs. Dresner and Grinstead are members of the Special Committee of the Issuer's Board of Directors formed, among other things, to consider and negotiate the Merger Agreement. In accordance with the Undertaking, the Special Committee has approved the Merger based on a fairness opinion of Lehman Brothers Inc., the investment banker retained by the Special Committee.

          Except as stated above, Brunswick has no plans (i) to change the management of the Issuer, (ii) to sell or transfer any material amount of assets of the Issuer or any of its subsidiaries, although it reserves the right to do so in connection with an ongoing evaluation of the properties and operations of the post-merger consolidated operations, (iii) to make any material change in the present capitalization or dividend policy of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to change the Issuer's charter or bylaws or to take other actions which may impede the acquisition of control of the
     Issuer by any person, (vi) to cause the Issuer's Common Stock to cease to be authorized to be listed on the Nasdaq National Market System or to become eligible for termination of
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     registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
     1934, as amended, or (vii) to take any action similar to any of the foregoing.

     Item 7.  Material to Be Filed as Exhibits.

          Exhibit 1:  Directors and Executive Officers of Brunswick.

          Exhibit 2: Brunswick's Undertakings to the Issuer's Board of Directors(1)

          Exhibit 3:  Senior Loan Documentation:

                      (a)  Credit Agreement(1)

                      (b)  Bridge Note(1)

                      (c)  Senior Stock Pledge Agreement(1)

                      (d) Warrant Purchase Agreement, together with form of Series A Warrant and Series B Warrant(1)

                      (e)  Registration Rights Agreement(1)

          Exhibit 4:  Seller Stock Purchase Documentation:

                      (a)  Stock Purchase Agreement(1)

                      (b)  Warrant(1)

                      (c)  Subordinated Promissory Note(1)

                      (d)  Subordinated Stock Pledge Agreement(1)

          Exhibit 5:  EM Industries, Inc. Subordinated Loan Documentation:

                      (a)  Note Purchase Agreement(1)

                      (b)  Subordinated Promissory Note(1)

          Exhibit 6:  Merger Documentation:

                      (a) Agreement and Plan of Merger dated September 5, 1996 between Survival Technology, Inc. and Brunswick Biomedical Corporation

                      (b) Amended and Restated Certificate of Incorporation of Survival Technology, Inc.

                      (c) Amended and Restated By-Laws of Survival Technology, Inc.
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     (1) Filed as an exhibit with the same designation to Brunswick's Schedule
     13D on April 25, 1996 and incorporated herein by reference.
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     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



     September 11, 1996              BRUNSWICK BIOMEDICAL CORPORATION
     ----------------------------


                                     By:  /s/ James H. Miller
                                        ------------------------------
                                        Name:    James H. Miller
                                        Title:   President
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                                 EXHIBIT INDEX
                                                                            Page
                                                                            ----
     Exhibit 1:  Directors and Executive Officers of Brunswick.

     Exhibit 2:  Brunswick's Undertakings to the Issuer's Board of Directors(1)

     Exhibit 3:  Senior Loan Documentation:

                 (a)  Credit Agreement(1)

                 (b)  Bridge Note(1)

                 (c)  Senior Stock Pledge Agreement(1)

                 (d) Warrant Purchase Agreement, together with form of Series A Warrant and Series B Warrant(1)

                 (e)  Registration Rights Agreement(1)

     Exhibit 4:  Seller Stock Purchase Documentation:

                 (a)  Stock Purchase Agreement(1)

                 (b)  Warrant(1)

                 (c)  Subordinated Promissory Note(1)

                 (d)  Subordinated Stock Pledge Agreement(1)

     Exhibit 5:  EM Industries, Inc. Subordinated Loan Documentation:

                 (a)  Note Purchase Agreement(1)

                 (b)  Subordinated Promissory Note(1)

     Exhibit 6:  Merger Documentation:

                 (a) Agreement and Plan of Merger dated September 5, 1996 between Survival Technology, Inc. and Brunswick Biomedical Corporation

                 (b) Amended and Restated Certificate of Incorporation of Survival Technology, Inc.

                 (c)  Amended and Restated By-Laws of Survival Technology, Inc.

(1) Filed as an exhibit with the same designation to Brunswick's Schedule 13D on April 25, 1996 and incorporated herein by reference.